SEC 1746 (2-98)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: October 31, 2002
SCHEDULE 13D	Estimated average burden hours per response. . 14.9

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ChampionLyte Products Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

589844109

(CUSIP Number)

U.S. Bancorp Investments Inc., 800 Nicollet Mall, Minneapolis, MN  55402  (612) 303-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 15, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 589844109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). U.S. Bancorp Investments Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,409,790

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,409,790

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,409,790

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 41.9%

14.	Type of Reporting Person (See Instructions) BD

Item 1.	Security and Issuer

                This Amendment No. 1 to Statement on Schedule 13D (the “Statement”) relates to the Common Stock, $.001 par value (the “Common Stock”), of ChampionLyte Products Inc. (formerly Meridian USA Holdings, Inc.) (the “Issuer”). The principal executive offices of the Issuer are located at 1356 N.W. Boca Raton Blvd., Boca Raton, FL  33432.

Item 2.	Identity and Background

                This Statement is filed on behalf of U.S. Bancorp Investments Inc. (“USBII”).  USBII is incorporated in the State of Minnesota.  The principal business of USBII is acting as a broker-dealer of securities.  The address for its principal business as well as its principal office is:

                                800 Nicollet Mall
                                Minneapolis, MN  55402

                In 2001, an operationally independent division of USBII named U.S. Bancorp Libra (“Libra”) filed a statement on Form 13D relating to the Issuer with respect to events that occurred on January 10, 2001.

                Effective December 31, 2001, USBII terminated all employees of the Libra division and terminated the operations and separate existence of that division.  The shares of Common Stock of the Issuer acquired by USBII’s Libra division have continued to be owned by USBII.

Item 3.	Source and Amount of Funds or Other Consideration

                Pursuant to the Securities Purchase Agreement (as defined in Item 4 below), the total consideration paid by USBII’s Libra division in connection with its purchase of the Convertible Preferred Stock (as defined in Item 4 below) was $8.0 million.  The acquisition of the Convertible Preferred Stock is described in more detail in Item 4 below.  The funds for the purchase of the Convertible Preferred Stock by USBII’s Libra division came from its working capital.

Item 4.	Purpose of Transaction

                Pursuant to a Securities Purchase Agreement, dated June 16, 2000, by and between the Issuer and USBII’s Libra division (the “Securities Purchase Agreement”), USBII purchased $8.0 million aggregate principal amount of the Issuer’s Series A Convertible Notes (the “Notes”) for general investment purposes.  The Notes were convertible into one (1) share of Series II Convertible Preferred Stock (“Convertible Preferred Stock”) for each $1,000 of principal and accrued interest under the Notes at the time of conversion.  On January 10, 2001, the Notes were converted into an aggregate of 8,230 shares of Convertible Preferred Stock (taking into account all accrued interest as of the date of conversion).

3

                Each share of Convertible Preferred Stock is convertible into that number of shares of common stock (“Common Stock”) equal to the purchase price per share of Convertible Preferred Stock ($1,000) plus accrued but unpaid dividends on such share of Convertible Preferred Stock divided by a per share price for the Common Stock of $1.70, subject to adjustment for extraordinary corporate events and in other specified circumstances.  Dividends on the Convertible Preferred Stock accrue on a daily basis at a rate of 5% per annum, compounded quarterly.  USBII estimates that, as of March 9, 2002, accrued but unpaid dividends on the Convertible Preferreed Stock were $491,358.  As a result, on that date each share of Convertible Preferred Stock, which was convertible into approximately 588.24 shares of Common Stock when initially issued, was convertible on March 9, 2002 into approximately 623.35 shares of Common Stock.  If future dividends are not paid in cash, the number of shares issuable upon conversion of each share of Convertible Preferred Stock will continue to increase each quarter (with the rate of increase accelerating over time as a result of compounding).

                Under the Issuer’s Articles of Amendment to the Articles of Incorporation to Designate Series II Convertible Preferred Stock of Meridian USA Holdings, Inc. (the “Designation”), the holder of each share of Convertible Preferred Stock has the right to one vote for each share of Common Stock into which such holder’s shares of Convertible Preferred Stock could then be converted, and is entitled to vote together as a single class with the holders of Common Stock.  In addition, so long as 1,000 shares of Convertible Preferred Stock are outstanding, the holders of the outstanding shares of Convertible Preferred Stock, voting separately as a single series, are entitled to elect one member of the Board.  Under a separate Meridian USA Holdings, Inc. Securityholders’ Agreement, the Issuer’s principal shareholders have agreed to vote for such nominee.  The Designation also prohibits certain actions by the Issuer without approval of holders of a majority of the outstanding class of Convertible Preferred Stock, including incurring certain indebtedness, entering into certain asset sales, mergers, acquisitions, and other extraordinary corporate transactions, making capital expenditures in excess of $750,000 in a fiscal year, increasing employee compensation, or issuing additional debt or equity securities.

                Under the Securityholders’ Agreement, USBII’s Libra division agreed to vote its Convertible Preferred Stock in favor of the nominees for director proposed by the Issuer through and including the Issuer’s 2001 Annual Meeting of Shareholders.  This agreement to vote has terminated by its terms and has not been renewed or extended.

                The member of the Issuer’s Board of Directors elected by the holders of the Convertible Preferred Stock has resigned from the Board and the holders of the Convertible Preferred Stock have not elected a replacement for him.

                The Issuer and USBII’s Libra division entered into a Registration Rights Agreement under which the Issuer is required to use its best efforts to complete a shelf registration under the Securities Act of 1933 with respect to the shares of Common Stock underlying the Convertible Preferred Stock.

                Additionally, pursuant to its engagement letter with the Issuer dated May 2, 2000, as part of its consideration for entering into the Securities Purchase Agreement, USBII’s Libra division received warrants to purchase 698,948 shares of Common Stock with an exercise price of $1.75 per share (the “Warrants”).  USBII’s Libra division distributed a number of Warrants to its employees as taxable compensation. However, USBII has retained beneficial ownership of 279,580 Warrants.

                Since terminating the operations and separate existence of its Libra division, USBII has undertaken a review of the securities purchased and held by such division.  As a result, USBII has determined to explore various options with respect to its ownership of securities of the Issuer, including the possibility of (i) disposing of some or all of such securities, (ii) proposing plans with respect to an extraordinary corporate transaction (such as a merger or a sale or transfer of a material amount of assets of the Issuer), or (iii) proposing plans with respect to some other material change in the Issuer’s business or corporate structure.  USBII has not developed any definitive plans or proposals in this regard.  Representatives of USBII have, however, held limited preliminary discussions regarding the possibilities with the Issuer’s management.  USBII expects to hold further discussions with the Issuer’s management.  In this regard, USBII retains the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to change its intent, formulate other purposes, plans or proposals regarding the securities of the Issuer, all to the extent deemed advisable in light of general investment and trading policies of USBII, market conditions or other factors.

Except as set forth herein, USBII does not have any plans or proposals which would relate to or result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

                The terms of the Securities Purchase Agreement, the Warrants, the Designation, and the Registration Rights, Investor Rights and Securityholders’ Agreements are incorporated herein by reference, and the foregoing description of certain terms thereof is qualified in its entirety by the terms of such instruments.

Item 5.	Interest in Securities of the Issuer

                (a)           Pursuant to the Securities Purchase Agreement, USBII’s Libra division acquired the Notes, which were subsequently converted into 8,230 shares of Convertible Preferred Stock.  USBII estimates that, as of March 9, 2002, its 8,230 shares of Convertible Preferred Stock were convertible into 5,130,210 shares of Common Stock.  If future dividends are not paid in cash, the number of shares issuable upon conversion of USBII’s 8,230 shares of Convertible Preferred Stock will continue to increase each quarter (with the rate of increase accelerating over time as a result of compounding).  In addition to its shares of Convertible Preferred Stock, USBII beneficially owns Warrants for the purchase of 279,580 shares of Common Stock.  Accordingly, USBII estimates that as of March 9, 2002 it owned beneficially an aggregate of 5,409,790 shares of the Common Stock, or approximately 41.9% (determined as provided in Rule 13d-3(d)) of the Common Stock outstanding as of March 15, 2002.

                There is a mandatory redemption of the Convertible Preferred Stock in the event of a sale of all or substantially all the shares or assets of the Issuer, the acquisition by the Issuer by another entity through merger, reorganization or consolidation, or a change in control of the Issuer.  There is also mandatory redemption of all shares of Convertible Preferred Stock still outstanding on June 30, 2010.

(b) USBII has sole voting and investment power over the shares of Common Stock issuable upon conversion of the Convertible Preferred Stock and the Warrants.
(c) USBII has not effected any transaction in the Common Stock of the Company within the last 60 days.
(d) Not Applicable.
(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The response to Items 3, 4 and 5 of this Schedule 13D and the Exhibits hereto are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

                Exhibit 1.1:  Securities Purchase Agreement dated as of June 16, 2000 by and between the Issuer and U.S. Bancorp Libra (incorporated by reference from Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, dated as of June 20, 2000).

                Exhibit 1.2:  Warrant to purchase 279,580 shares of Common Stock, dated as of June 16, 2000, issued to U.S. Bancorp Libra (incorporated by reference from Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, dated as of June 20, 2000).

                Exhibit 1.3:  Articles of Amendment to the Articles of Incorporation to Designate Series II Convertible Preferred Stock of Meridian USA Holdings, Inc. (incorporated by reference from Exhibit 3.1 to the Issuer’s Current Report on Form 8-K, dated as of June 20, 2000).

                Exhibit 1.4:  Registration Rights Agreement dated as of June 16, 2000 (incorporated by reference from as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, dated as of June 20, 2000).

                Exhibit 1.5:  Investor Rights Agreement dated as of June 16, 2000 (incorporated by reference from as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, dated as of June 20, 2000).

                Exhibit 1.6:  Meridian USA Holdings, Inc. Securityholders’ Agreement dated as of June 16, 2000 (incorporated by reference from Exhibit 10.4 to the Issuer’s Current Report on Form 8-K, dated as of June 20, 2000).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 19, 2002
Date
U.S. Bancorp Investments Inc. By: Lee R. Mitau
Signature
Lee R. Mitau, Executive Vice President
Name/Title